UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark Savings Plan

B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
 740 West New Circle Road
  Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2006
____

               Pages
Report of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

Exhibits:

Consents of Independent Registered Public Accounting Firms

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler LLP

Mountjoy & Bressler LLP
Louisville, Kentucky
June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lexmark Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 of the 2006 financial statements, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore the presentation of the 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Lexington, Kentucky
June 26, 2006

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(in thousands of dollars)
_____

	2006	2005
Assets
Investments	$597,766	$508,609
Receivables:
Employer	641	621
Other	70	91
Total receivables	711	712
Total assets	598,477	509,321
Liabilities
Other payables	70	164
Total liabilities	70	164

Net assets reflecting all investments at fair value	598,407	509,157
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	724	669

Net assets available for benefits	$599,131	$509,826

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

(in thousands of dollars)
_____
Additions to net assets attributed to:
Investment income from interest and dividends	$33,025
Net appreciation in fair value of investments	52,106

Contributions:
Employer	16,053
Participants	31,584
Total contributions	47,637
Total additions	132,768

Deductions from net assets attributed to:
Benefits paid to participants	(43,261)
Administrative expenses	(202)
Total deductions	(43,463)
Net increase	89,305
Net assets available for benefits:
Beginning of year	509,826
End of year	$599,131

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1.	Plan Description

The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in "time off with pay" benefits such as vacation, sick leave and personal leave, are eligible to participate.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $15,000 and $14,000 for the Plan years ending December 31, 2006 and 2005, respectively. The maximum employee contribution is $15,500 for the 2007 Plan year. All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2006 and 2005 were eligible to make catch-up contributions up to $5,000 and $4,000, respectively. The catch-up contribution amount for 2007 is $5,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $1,219,244 for the year ended December 31, 2006.

A participant can designate and change on a daily basis the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each fund is 1%.

Prior to April 3, 2006, if a participant contributed to the Plan, the Company match was calculated such that the participant received 50% of up to the first 6% of the participant's compensation contributed on an annual basis, regardless of the manner in which it was contributed during the year. Effective April 3, 2006, the Company began making an automatic employer contribution of 1% of the participant’s compensation into the Plan along with an increased employer matching contribution of 100% of up to the first 5% of the participant’s compensation contributed on an annual basis. The automatic and matching contributions by the

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

1.	Plan Description, continued

Contributions, continued

Company may be allocated to the investment funds in any manner desired by the participant, subject to the requirements set forth in the paragraph above. The Company may make an additional discretionary contribution from time to time. Discretionary contributions by the Company, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund and the Fixed Income Fund which is a commingled fund.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times. Participants become fully vested in the Company's contributions and earnings thereon upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

Effective January 1, 2007, participants began immediately vesting in the Company’s contributions, other than any discretionary contributions that may be made to the Plan by the Company. Discretionary contributions by the Company remain subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

1.	Plan Description, continued

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $5,000 ($1,000, effective for distributions made on or after March 28, 2005), the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $5,000 ($1,000, effective for distributions made on or after March 28, 2005), such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $5,000 or less (prior to March 28, 2005), the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

Effective for distributions made on and after March 28, 2005, the $5,000 limit is reduced to $1,000 and includes amounts attributable to rollover contributions and earnings thereon.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock. Fractional shares are distributed in cash.

Participant Loans

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator. The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%. As of December 31, 2006, loan interest rates in effect ranged from 5.25% to

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

1.	Plan Description, continued

Participant Loans, continued

10.75% with various maturity dates. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures are applied to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation. Forfeitures were $565,001 for the Plan year ended December 31, 2006. Forfeited nonvested accounts totaled $566,121 and $118,100 as of December 31, 2006 and 2005, respectively. During 2006, $133,893 of forfeited balances were used to offset the Company’s matching contributions and administrative fees.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

With regard to the Lexmark Stock Fund, a participant may not exchange all or any portion of his/her account balance into the Lexmark Stock Fund from the first day of the last month of each calendar quarter until after that quarter's earnings results for the Company are announced (the "Window Period"). A participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter. However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods. Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods. All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Investments

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange. Participant loans, short-term investments and cash are stated at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

2.	Summary of Significant Accounting Policies, continued

Reclassifications

Certain prior year amounts have been reclassified in the financial statements and accompanying notes to conform to the current year presentation.

3.	Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005 are as follows (amounts in thousands of dollars, except share data):

Investments at Fair Value:	2006	2005
**Lexmark Stock Fund (Class A Common Stock 794,339 and 1,009,762 shares, respectively)	$58,146	$45,268
**Fidelity Management and Research Company:
Low-Priced Stock Fund (1,904,799 and 1,783,575 shares, respectively)	82,935	72,841
Equity-Income Fund (968,107 shares)	-	51,097
Spartan U.S. Equity Index Fund (768,518 and 765,466 shares, respectively)	38,564	33,803
Contrafund (961,576 and 803,584 shares, respectively)	62,695	52,040
Diversified International Fund (1,642,776 and 1,219,162 shares, respectively)	60,701	39,672
Vanguard Growth and Income Fund (498,577 shares)	*	25,966
Vanguard Windsor II Fund (983,851 shares)	60,694	*
**Other investments at fair value (individually less than 5% of net assets)	152,027	103,988
Total investments at fair value	515,762	424,675

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

3.	Investments, continued

	2006	2005
Investments at Contract Value:
Fixed Income Fund:
Monumental:
Synthetic GIC including Wellington Separate Account and Wrap Agreement Contract #MDA-00546TR at 5.1% with wrapper fair value of $(7).	*	34,344
Other investments at contract value (individually less than 5% of net assets)	82,728	50,259
Total investments at contract value	82,728	84,603
Total investments	$598,490	$509,278
* Investment did not represent 5% or more of the Plan’s net assets available for benefits.
** Parties-in-interest to the Plan.

For the year ended December 31, 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

Lexmark Class A Common Stock	$24,904
Mutual funds	27,202
Net appreciation in fair value of investments	$52,106

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund. The Fund then enters into a benefit-responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

4.	Investment Contracts, continued

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 4.8% to 5.9% and 3.8% to 5.1% as of December 31, 2006 and 2005, respectively. The average annual yields for the synthetic GICs ranged from 4.8% to 5.9% and 3.8% to 5.0% as of December 31, 2006 and 2005, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

5.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended, and are tax exempt under section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

7.	Plan Termination

The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.	Concentration of Credit Risk

Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 10% and 9% of Plan assets are invested in Lexmark Class A Common Stock as of December 31, 2006 and 2005, respectively.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

9.	Investment Risk

The Plan provides for various investment options in the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2006 and 2005, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Management Trust Company ("FMTC"), the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2006, the Plan held 794,339 shares of Lexmark Class A Common Stock valued at $58,145,596. At December 31, 2005, the Plan held 1,009,762 shares of Lexmark Class A Common Stock valued at $45,267,651.

11.	Plan Amendments

The Plan was amended during 2006 to comply with certain provisions of the Final Regulations under Code Sections 401(k) and 401(m). This amendment was effective for plan years beginning after December 31, 2005.

Effective January 1, 2007, participants began immediately vesting in the Company’s contributions, other than any discretionary contributions that may be made to the Plan by the Company. Discretionary contributions by the Company remain subject to a three-year vesting requirement.

Effective April 2, 2007, the Plan was amended to accept Roth compensation deferrals. Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions. Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral. Contributions that were initially treated as pretax cannot later be converted to Roth contributions, and vice versa. Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59, disability or death. The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 794,339 shares		$ 58,145,596

	Mutual Funds
*	Managed by Fidelity Management and Research Co.	Contrafund 961,576 shares		62,694,782
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock Fund 1,904,799 shares		82,934,949
*	Managed by Fidelity Management and Research Co.	Diversified International Fund 1,642,776 shares		60,700,560
*	Managed by Fidelity Management and Research Co.	Freedom Income Fund 116,625 shares		1,345,854
*	Managed by Fidelity Management and Research Co.	Freedom 2000 Fund 276,539 shares		3,445,677
*	Managed by Fidelity Management and Research Co.	Freedom 2010 Fund 811,508 shares		11,864,252
*	Managed by Fidelity Management and Research Co.	Freedom 2020 Fund 845,073 shares		13,123,983
*	Managed by Fidelity Management and Research Co.	Freedom 2030 Fund 859,187 shares		13,772,769
*	Managed by Fidelity Management and Research Co.	Freedom 2040 Fund 340,978 shares		3,232,474
*	Managed by Fidelity Management and Research Co.	Freedom 2005 Fund 39,022 shares		453,048
*	Managed by Fidelity Management and Research Co.	Freedom 2015 Fund 172,344 shares		2,102,600
*	Managed by Fidelity Management and Research Co.	Freedom 2025 Fund 168,904 shares		2,156,905
*	Managed by Fidelity Management and Research Co.	Freedom 2035 Fund 113,214 shares		1,493,291
*	Managed by Fidelity Management and Research Co.	Freedom 2045 Fund 6,348 shares		68,179
*	Managed by Fidelity Management and Research Co.	Freedom 2050 Fund 6,831 shares		73,432
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 14,452,881 shares		14,452,881
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 768,518 shares		38,564,250
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		10,929
	Managed by Pacific Investment Management Company LLC	PIMCO Total Return Fund Inst 1,335,997 shares		13,867,649
	Managed by Pacific Investment Management Company LLC	PIMCO High Yield Fund Inst 857,443 shares		8,480,109

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	Managed by The Vanguard Group	Growth & Income Fund 492,763 shares		28,777,360
	Managed by The Vanguard Group	Explorer Fund 168,521 shares		11,718,939
	Managed by The Vanguard Group	Windsor II Fund 983,851 shares		60,693,781
	Managed by American Beacon Funds	Small Cap Value Fund 594,859 shares		12,611,008
*	Managed by Fidelity Management and Research Co.	Short-Term Interest Bearing Funds		2,178,283
*	Participant Loans	Loans receivable - interest rates at prime plus 1.25%; ranging from 5.25% to 10.75%, maturing at various dates.		6,797,480

	Fixed Income Fund:
	Managed by Invesco & Wellington Management Company, LLP

	ING Life Insurance & Annuity Company	Synthetic GIC Wrap Agreement Contract #60009 at 4.75%		180,943
	Colchester Money Market Fund	Short-term Investment Fund		176,983
	MBSN NAG PT ARM	4.69% 7/25/2035		229,033
	AB-Prime Auto	3.98% 04/15/2011		183,546
	CMBS CONDUIT	6.64% 01/17/2032		321,366
	CMBS CONDUIT	7.44% 08/15/2031		262,907
	AB-SubPrimeAuto	5.45% 02/15/2011		175,901
	CMBS CONDUIT	6.46% 05/15/2032		249,444
	AB-Mon Cred Cd	4.90% 03/15/2010		250,236
	CMBS CONDUIT	6.48% 05/17/2040		218,290
	AB-Home EqSrSub	4.58% 07/25/2035		153,155
	MBSN AGY HYBRID	6.40% 08/01/2031		10,322
	MBS AGY HYB PP	5.35% 07/01/2036		203,124
	MBS AGY HYBRID	4.35% 11/01/2033		134,677
	MBS AGY HYBRID	5.35% 09/01/2035		227,997
	US Agy Deb	5.13% 06/18/2008		501,081
	US Agy Deb	5.25% 07/18/2011		517,823

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	MBS AGY SEQ	4.50% 06/15/2016		159,825
	MBS AGY SEQ	3.75% 11/15/2016		387,482
	MBS AGY SEQ	3.00% 03/15/2017		215,040
	MBSN AGY PAC	4.50% 05/15/2027		246,543
	MBSN AGY PAC	5.00% 04/15/2025		156,723
	MBSN AGY NAS	5.00% 11/15/2034		208,839
	MBS AGY SEQ	4.50% 03/15/2018		233,647
	CMBS AGY MF BLN	6.63% 08/01/2009		234,367
	MBS AGY HYB PP	4.16% 09/01/2033		133,466
	MBS AGY HYB PP	4.37% 10/01/2033		113,314
	MBS AGY HYB PP	4.51% 11/01/2033		140,223
	MBS AGY HYB PP	6.45% 07/01/2036		254,004
	MBS AGY HYB PP	6.37% 05/01/2036		242,625
	CMBS AGY MF FIX	7.30% 05/25/2010		269,374
	US Agy Deb	6.00% 05/15/2008		254,729
	CMBS CONDUIT	6.42% 05/15/2035		229,009
	AB-SubPrimeAuto	5.61% 08/17/2011		252,500
	MBSN NAG SE ARM	5.85% 08/25/2036		255,089
	MBSN NAG PT ARM	4.38% 07/25/2034		126,924
	CMBS CONDUIT	6.59% 03/15/2030		226,750
	CMBS CONDUIT	6.82% 06/15/2032		238,614
	MBSN NAG PT ARM	4.94% 03/25/2034		194,894
	AB-Agy Stud Ln	4.41% 07/25/2025		248,351
	US Treas Note	4.00% 04/15/2010		802,009
	US Treas Note	4.00% 11/15/2012		946,434
	US Treas Note	4.88% 02/15/2012		282,578
	US Treas Note	4.50% 09/30/2011		940,039
	US Treas Note	4.88% 08/31/2008		330,358
	CMBS CONDUIT	4.98% 11/15/2034		123,790
	MBSN NAG SE ARM	3.50% 06/25/2035		244,148
	MBSN NAG PT ARM	5.11% 03/25/2036		235,753
				12,924,269

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	IXIS Financial Products	Synthetic GIC Wrap Agreement Contract #1806-01 at 4.75%		180,947
	Colchester Money Market Fund	Short-term Investment Fund		176,983
	MBSN NAG PT ARM	4.69% 07/25/2035		229,033
	AB-Prime Auto	3.98% 04/15/2011		183,546
	CMBS CONDUIT	6.64% 01/17/2032		321,366
	CMBS CONDUIT	7.44% 08/15/2031		262,907
	AB-SubPrimeAuto	5.45% 02/15/2011		175,901
	CMBS CONDUIT	6.46% 05/15/2032		249,444
	AB-Mon Cred Cd	4.90% 03/15/2010		250,236
	CMBS CONDUIT	6.48% 05/17/2040		218,290
	AB-Home EqSrSub	4.58% 07/25/2035		153,155
	MBSN AGY HYBRID	6.40% 08/01/2031		10,322
	MBS AGY HYB PP	5.35% 07/01/2036		203,124
	MBS AGY HYBRID	4.35% 11/01/2033		134,677
	MBS AGY HYBRID	5.35% 09/01/2035		227,997
	US Agy Deb	5.13% 06/18/2008		501,081
	US Agy Deb	5.25% 07/18/2011		517,823
	MBS AGY SEQ	4.50% 06/15/2016		159,825
	MBS AGY SEQ	3.75% 11/15/2016		387,482
	MBS AGY SEQ	3.00% 03/15/2017		215,040
	MBSN AGY PAC	4.50% 05/15/2027		246,543
	MBSN AGY PAC	5.00% 04/15/2025		156,723
	MBSN AGY NAS	5.00% 11/15/2034		208,839
	MBS AGY SEQ	4.50% 03/15/2018		233,647
	CMBS AGY MF BLN	6.63% 08/01/2009		234,367
	MBS AGY HYB PP	4.16% 09/01/2033		133,466
	MBS AGY HYB PP	4.37% 10/01/2033		113,314
	MBS AGY HYB PP	4.51% 11/01/2033		140,223
	MBS AGY HYB PP	6.45% 07/01/2036		254,004

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	MBS AGY HYB PP	6.37% 05/01/2036		242,625
	CMBS AGY MF FIX	7.30% 05/25/2010		269,374
	US Agy Deb	6.00% 05/15/2008		254,729
	CMBS CONDUIT	6.42% 05/15/2035		229,009
	AB-SubPrimeAuto	5.61% 08/17/2011		252,500
	MBSN NAG SE ARM	5.85% 08/25/2036		255,089
	MBSN NAG PT ARM	4.38% 07/25/2034		126,924
	CMBS CONDUIT	6.59% 03/15/2030		226,750
	CMBS CONDUIT	6.82% 06/15/2032		238,614
	MBSN NAG PT ARM	4.94% 03/25/2034		194,894
	AB-Agy Stud Ln	4.41% 07/25/2025		248,351
	US Treas Note	4.00% 04/15/2010		802,009
	US Treas Note	4.00% 11/15/2012		946,434
	US Treas Note	4.88% 02/15/2012		282,578
	US Treas Note	4.50% 09/30/2011		940,039
	US Treas Note	4.88% 08/31/2008		330,358
	CMBS CONDUIT	4.98% 11/15/2034		123,790
	MBSN NAG SE ARM	3.50% 06/25/2035		244,148
	MBSN NAG PT ARM	5.11% 03/25/2036		235,753
				12,924,273

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	Chase Manhattan Bank	Synthetic GIC Wrap Agreement Contract #ALEX-T at 4.75%		180,946
	Colchester Money Market Fund	Short-term Investment Fund		176,983
	MBSN NAG PT ARM	4.69% 07/25/2035		229,033
	AB-Prime Auto	3.98% 04/15/2011		183,546
	CMBS CONDUIT	6.64% 01/17/2032		321,366
	CMBS CONDUIT	7.44% 08/15/2031		262,907
	AB-SubPrimeAuto	5.45% 02/15/2011		175,901
	CMBS CONDUIT	6.46% 05/15/2032		249,444
	AB-Mon Cred Cd	4.90% 03/15/2010		250,236
	CMBS CONDUIT	6.48% 05/17/2040		218,290
	AB-Home EqSrSub	4.58% 07/25/2035		153,155
	MBSN AGY HYBRID	6.40% 08/01/2031		10,322
	MBS AGY HYB PP	5.35% 07/01/2036		203,124
	MBS AGY HYBRID	4.35% 11/01/2033		134,677
	MBS AGY HYBRID	5.35% 09/01/2035		227,997
	US Agy Deb	5.13% 06/18/2008		501,081
	US Agy Deb	5.25% 07/18/2011		517,823
	MBS AGY SEQ	4.50% 06/15/2016		159,825
	MBS AGY SEQ	3.75% 11/15/2016		387,482
	MBS AGY SEQ	3.00% 03/15/2017		215,040
	MBSN AGY PAC	4.50% 05/15/2027		246,543
	MBSN AGY PAC	5.00% 04/15/2025		156,723
	MBSN AGY NAS	5.00% 11/15/2034		208,839
	MBS AGY SEQ	4.50% 03/15/2018		233,647
	CMBS AGY MF BLN	6.63% 08/01/2009		234,367
	MBS AGY HYB PP	4.16% 09/01/2033		133,466
	MBS AGY HYB PP	4.37% 10/01/2033		113,314
	MBS AGY HYB PP	4.51% 11/01/2033		140,223
	MBS AGY HYB PP	6.45% 07/01/2036		254,004
	MBS AGY HYB PP	6.37% 05/01/2036		242,625

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	CMBS AGY MF FIX	7.30% 05/25/2010		269,374
	US Agy Deb	6.00% 05/15/2008		254,729
	CMBS CONDUIT	6.42% 05/15/2035		229,009
	AB-SubPrimeAuto	5.61% 08/17/2011		252,500
	MBSN NAG SE ARM	5.85% 08/25/2036		255,089
	MBSN NAG PT ARM	4.38% 07/25/2034		126,924
	CMBS CONDUIT	6.59% 03/15/2030		226,750
	CMBS CONDUIT	6.82% 06/15/2032		238,614
	MBSN NAG PT ARM	4.94% 03/25/2034		194,894
	AB-Agy Stud Ln	4.41% 07/25/2025		248,351
	US Treas Note	4.00% 04/15/2010		802,009
	US Treas Note	4.00% 11/15/2012		946,434
	US Treas Note	4.88% 02/15/2012		282,578
	US Treas Note	4.50% 09/30/2011		940,039
	US Treas Note	4.88% 08/31/2008		330,358
	CMBS CONDUIT	4.98% 11/15/2034		123,790
	MBSN NAG SE ARM	3.50% 06/25/2035		244,148
	MBSN NAG PT ARM	5.11% 03/25/2036		235,753
				12,924,272

	State Street Bank & Trust Company	Synthetic GIC Wrap Agreement Contract #101068 at 4.75%		180,946
	Colchester Money Market Fund	Short-term Investment Fund		176,983
	MBSN NAG PT ARM	4.69% 07/25/2035		229,033
	AB-Prime Auto	3.98% 04/15/2011		183,546
	CMBS CONDUIT	6.64% 01/17/2032		321,366
	CMBS CONDUIT	7.44% 08/15/2031		262,907
	AB-SubPrimeAuto	5.45% 02/15/2011		175,901
	CMBS CONDUIT	6.46% 05/15/2032		249,444
	AB-Mon Cred Cd	4.90% 03/15/2010		250,236
	CMBS CONDUIT	6.48% 05/17/2040		218,290
	AB-Home EqSrSub	4.58% 07/25/2035		153,155
	MBSN AGY HYBRID	6.40% 08/01/2031		10,322
	MBS AGY HYB PP	5.35% 07/01/2036		203,124
	MBS AGY HYBRID	4.35% 11/01/2033		134,677
	MBS AGY HYBRID	5.35% 09/01/2035		227,997

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	US Agy Deb	5.13% 06/18/2008		501,081
	US Agy Deb	5.25% 07/18/2011		517,823
	MBS AGY SEQ	4.50% 06/15/2016		159,825
	MBS AGY SEQ	3.75% 11/15/2016		387,482
	MBS AGY SEQ	3.00% 03/15/2017		215,040
	MBSN AGY PAC	4.50% 05/15/2027		246,543
	MBSN AGY PAC	5.00% 04/15/2025		156,723
	MBSN AGY NAS	5.00% 11/15/2034		208,839
	MBS AGY SEQ	4.50% 03/15/2018		233,647
	CMBS AGY MF BLN	6.63% 08/01/2009		234,367
	MBS AGY HYB PP	4.16% 09/01/2033		133,466
	MBS AGY HYB PP	4.37% 10/01/2033		113,314
	MBS AGY HYB PP	4.51% 11/01/2033		140,223
	MBS AGY HYB PP	6.45% 07/01/2036		254,004
	MBS AGY HYB PP	6.37% 05/01/2036		242,625
	CMBS AGY MF FIX	7.30% 05/25/2010		269,374
	US Agy Deb	6.00% 05/15/2008		254,729
	CMBS CONDUIT	6.42% 05/15/2035		229,009
	AB-SubPrimeAuto	5.61% 08/17/2011		252,500
	MBSN NAG SE ARM	5.85% 08/25/2036		255,089
	MBSN NAG PT ARM	4.38% 07/25/2034		126,924
	CMBS CONDUIT	6.59% 03/15/2030		226,750
	CMBS CONDUIT	6.82% 06/15/2032		238,614
	MBSN NAG PT ARM	4.94% 03/25/2034		194,894
	AB-Agy Stud Ln	4.41% 07/25/2025		248,351
	US Treas Note	4.00% 04/15/2010		802,009
	US Treas Note	4.00% 11/15/2012		946,434
	US Treas Note	4.88% 02/15/2012		282,578
	US Treas Note	4.50% 09/30/2011		940,039
	US Treas Note	4.88% 08/31/2008		330,358
	CMBS CONDUIT	4.98% 11/15/2034		123,790
	MBSN NAG SE ARM	3.50% 06/25/2035		244,148
	MBSN NAG PT ARM	5.11% 03/25/2036		235,753
				12,924,272

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or similar party	Description of investment	Cost**	Current value

	UBS AG	Synthetic GIC Wrap Agreement Contract #5219 at 5.87%		251
	Wellington Management Company, LLP	Collective Investment Fund II - Monthly Core Bond Plus Portfolio		15,515,134
				15,515,385

	Monumental	Synthetic GIC Wrap Agreement Contract #MDA-00546TR at 5.87%		251
	Wellington Management Company, LLP	Collective Investment Fund II - Monthly Core Bond Plus Portfolio		15,515,134
				15,515,385

	Total Fixed Income Fund			82,727,856

				$ 598,488,876

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 26, 2007
By: /s/ Richard A. Pelini
Richard A Pelini
Vice President and Treasurer
Lexmark International, Inc.
Plan Administrator

Index to Exhibits

Number   Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm